Filed by Delwinds Insurance Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Delwinds Insurance Acquisition Corp.

Commission File No.: 001-39783

Date: August 18, 2022

1.	On August 18, 2022, FOXO Technologies Inc., which is party to a previously disclosed Merger Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, through its social media accounts, shared the following posts on Twitter and LinkedIn.

On August 18, 2022, FOXO Technologies Inc. sent the following Tweets under the Twitter handle @foxo_tech (https://twitter.com/foxo_tech):

● @foxo_tech tweeted about Jon Sabes interview with Insurtech Leadership Podcast

On August 18, 2022, FOXO Technologies added the following on LinkedIn (https://www.linkedin.com/company/foxotechnologies/):

● @foxotechnologies shared via LinkedIn the Jon Sabes interview with Insurtech Leadership Podcast

2.	On August 15, 2022, Jon Sabes, the Chief Executive Officer of FOXO Technologies Inc., which is party to a previously disclosed Transaction Agreement, dated as of February 24, 2022, with Delwinds Insurance Acquisition Corp., among other parties, spoke with Joshua Hollander on a podcast interview.

The following is an approximate transcript of a podcast interview first made available on August 15, 2022.

So I’m pleased today to be here with Jon Sabes. He is the CEO at FOXO. Welcome Jon.

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Jon Sabes (Guest)
Great to be here, Josh. Thanks for having me.

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Joshua Hollander
Yeah, absolutely.

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Joshua Hollander
So.

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Joshua Hollander
You know you are doing something that’s pretty interesting and uh.

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Joshua Hollander
You know, I think life insurance and in terms of Insurtech has lagged a bit versus some of the things that have gone on in PNC and other markets, so.

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Joshua Hollander
As a starting point, maybe you could just tell us a bit about your background and how it led to FOXO.

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Jon Sabes (Guest)
Sure. Yeah. Pretty interesting to say the least. We’re, you know, we’re focused on making longevity science fundamental to the life insurance industry and longevity science, broadly speaking, is using advanced technologies to predict how long people live. And really what goes into living longer and why and how and when do people die. That area of science is making lots of noise.

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Jon Sabes (Guest)
More and more, as we’re moving into this new era of biological century, my background really involved owning mortality risks. So we owned a basket of mortality risk and I became frustrated or how or began asking can we better predict how long people will live and what new technologies are emerging or available to predict how long people live?

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Jon Sabes (Guest)
And it was really through that questioning and discovery that I came across the science of epigenetics and the epigenetic clock. And that really was the ohhh, what’s this? It wasn’t genetics. It wasn’t telomeres. It wasn’t, you know, diet and exercise, but it was a biological signal that had been discovered out at UCLA by a guy by the name of Doctor Steve Horvath. That turns out, was highly predictive of how people are biologically aging.

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Jon Sabes (Guest)
And that was the genesis of FOXO, the longevity company the FOXO, named after the longevity Gene FOXO three. So there you go. Some inside information for any of the listeners out there.

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Joshua Hollander
Got it.

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Joshua Hollander
So. So that’s very interesting. So in terms of.

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Joshua Hollander
You know, taking this from the theoretical to the practical, how is it you’re trying to?

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Joshua Hollander
You know, bring this epigenetic science into play and maybe for those who.

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Joshua Hollander
You know, didn’t get a biology degree or.

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Joshua Hollander
You know aren’t science oriented. You know what’s the difference between epigenetics and just genetics?

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Jon Sabes (Guest)
Yeah, a great question. I don’t have a degree in biology either, so we’re on somewhat equal footing but the difference between genetics and epigenetics is pretty significant and that story and understanding that is quite interesting and exciting to learn about, particularly as I’m 55, I’m aging. What’s driving this? Who as I like to say, I look or sound more and more like my father every day.

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Joshua Hollander
Right.

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Jon Sabes (Guest)
What’s going on there? And yet, and yet I think I do have some control over that, or at least I’m trying to exercise control over it. So that’s that kind of goes to the essence of it. You know, we’re born with a single set of, well, a set of genetics. We get half from mom and half from dad. That is your double Helix. So single strand or if you will or it makes up your chromosome and that first cell called the zygote.

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Jon Sabes (Guest)
And that cell will replicate at the time we’re talking, we probably have around 30 trillion cells in our body now, although with that replicate same copy of the first cell we were born with, that’s a very interesting notion and I think it’s one we tend to forget as we get older. And 7th grade biology becomes a further and distant memory anyways. So we have this genetic code, but then the question really becomes how is that genetic code expressed and why?

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Jon Sabes (Guest)
And that’s a really interesting thought and question that really relates to epigenetics. Epigenetics relates to gene expression. Why do genes express the way they do, what drives them and how does that change? And so that’s what we’re looking at. Epigenetics refers to the epi or the epigenome. It’s the Epidaurus, it’s the skin of the genome and along that skin, what actually happens is these small chemical tags called methylation.

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Jon Sabes (Guest)
Tags, methylation groups, small molecules will attach to the epigenome and cause that gene to express and that in essence is what we measure. We’re measuring how those methyl, what are those methyl groups are attaching to and how does that correlate to the gene’s expression. An example or an analogy that sometimes is used to describe the difference, your DNA or your genetics is the sheet of music and.

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Jon Sabes (Guest)
The conductor or the musician. The player is your epigenetics, right? So you can have a really poorly written sheet music, but a great player can make that just sound beautiful. And likewise you can have Beethoven on the sheet music and if you start, if you hit one error, you might not notice you start hitting lots of errors in terms of gene expression, that’s a disaster. And that in biological terms is disease.

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Jon Sabes (Guest)
And aging.

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Joshua Hollander
OK.

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Joshua Hollander
Yeah.

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Jon Sabes (Guest)
So that’s kind of a one way. I’ll, I’ll give one more analogy. If people, I like analogies. You know, blueprints and your general contractor. I like that you can have a perfect blueprint for your house. And if your general contractor shows up drunk or whatever, you’ll just end up with a disaster. It’s leaking, sliding off the hill. You could have terrible blueprints that if you built it, the thing would slide off the hill. But an amazing general contractor shows up as, as I’m just gonna do this, this and this. I’m going to express these blueprints better.

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Jon Sabes (Guest)
There you go. You got a great house. And that’s those. That’s a way of understanding the differentiation between epigenetics and genetics. And we look at how does environment or lifestyle impact gene expression. And again, we can think about that and we know that the life insurance industry is looking for that. If you smoke tobacco and eat horrible foods and sit on the couch every day, that gene expression results in a poor health profile and so.

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Jon Sabes (Guest)
That’s exactly what we’re trying to measure.

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Joshua Hollander
Got it. So in terms of, you know what that means for what you’re trying to do and what’s different? I mean, I’m assuming some of these things are talking about with the typical paramedical that gets done today. You know they’re trying to catch some of these things or identify some of these things already. So what’s different about what you’re doing?

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Jon Sabes (Guest)
Yeah.

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Jon Sabes (Guest)
Great question. And really that’s the you know, that’s where we all we at FOXO started our journey really with respect to the commercial licensing of this technology again because I don’t have a PhD.

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Jon Sabes (Guest)
In, in biology or otherwise, I was just naive to think that these epigenetic biomarkers, as we call them, would be available in saliva. So if we could identify.

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Jon Sabes (Guest)
These biomarkers from saliva for the same key impairments that life insurance underwriting is looking at or from the paramedical exams from the blood and the urine and even medical records for that matter if we could identify those same biomarkers that could discern a tobacco user from a cardiovascular healthy person or not or metabolically healthy or not as examples of key impairments then from saliva.

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Jon Sabes (Guest)
To mitigate the need for paramedical, we had a big, big deal on our hands. We had a very, very exciting thing and it’s not to predict mortality better. Now the industry does a fair job at doing that. The issue is, is that consumer journey and you know when you’re working with distribution, when you’re out talking to the field, you know it’s a real pain point. The six to 8 weeks I lose 30% of my business. And so when I was out talking to and with distribution about this, they were saying to me.

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Jon Sabes (Guest)
It’s too good to be true. You know, it’s just too good to be true. And so really, that’s been our kind of from a scientific commercialization effort. Our goal is to commercialize saliva based biomarkers that replace a lot of the traditional clinical assays used from the paramedical, blood and urine that are used to determine and or segregate sort of current states of health and wellness. And so that’s the science that we at FOXO are commercializing.

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Joshua Hollander
Got it. And so is that sort of technology you’re gonna license to others or are you planning to kind of keep that in house as your secret sauce and becoming you know an MGA or some other sort of?

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Joshua Hollander
But.

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Joshua Hollander
You know carrier or some other way to distribute yourself.

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Jon Sabes (Guest)
Yeah, all good questions and you know.

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Jon Sabes (Guest)
Our model in what’s been our business model and what we’re seeking to do is to you know offer that technology to all carriers. I mean that’s what our business model calls for. Of course, if someone makes a deal with us and says “I want it for myself”, well then that’s always a possibility. But our business model calls for you know, selling, developing, commercializing that technology and then making it available to all carriers who.

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Jon Sabes (Guest)
Who uh, we think can we can add these saliva based biomarkers to our existing accelerated underwriting and get to what we call accurate accelerated underwriting outcomes and that can cover a lot of cases that would otherwise really need paramedical underwriting or medical underwriting to complete. And so we think that’s our plan that’s what our business model is. We are starting as an MGA but we actually bought our own little carrier.

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Jon Sabes (Guest)
And we built all of this. We’ve been building all of this because we think that there’s also something greater to be done here, not only just in terms of alleviating a key point in the consumer underwriting journey, but when we talk about making longevity science fundamental to life insurance, we’re also thinking about consumer health and wellness. And so we’ve built an entire consumer, we call engagement platform, around health and wellness.

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Jon Sabes (Guest)
You know, if we can help inform that individual as to their rate of biological aging and inform them, remind them of 7th grade biology and that they have control they have manifest control over aspects of their own health and wellness and empower them and give them some markers about how they’re doing and remind them to do those things that they already probably know they should do. But that’s another piece of the business.

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Jon Sabes (Guest)
That we’re building. So we’re building out FOXO Life. We really want to commercialize that as an MGA where we’re making longevity science fundamental to the product itself. We wanna work directly with agents and distribution to change the whole conversation around life insurance as a product that is designed to help keep you alive. I mean, for crying out loud, the life insurance company has a direct financial interest in your own healthy longevity. So we’re bundling that up and putting longevity science at the forefront of life insurance products. We can go to annuities and all sorts of different.

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Joshua Hollander
But.

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Jon Sabes (Guest)
Longevity based insurance products we think is really exciting. We think that that can really be transformative for the industry and the products themselves. I like to use another analogy, Tesla, where no one, no one thought there was a better way to power a car up better than a V8 with a superpower or a charger or turbo. But it turns out you know, modern technology, electric engines have redefined what a car can and should be. And so in this same way we think longevity science.

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Jon Sabes (Guest)
Once properly paired with that old chassis called the life insurance product, the term, the URL or whatever, that we can really reinvent that whole conversation and modern relevancy around the product for the consumer and the agents who serve them. So we’re gonna launch it. We think with an MGA, we’ve been talking to several carriers right now where we’d like to white label their products inside our UX around longevity science and really bring that to market. And that that’ll be the chassis by which that we move into the.

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Joshua Hollander
Right.

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Jon Sabes (Guest)
Then our product, our underwriting technology and then hopefully the whole industry will say we want to do electric cars too and we’ll be there ready with that technology platform to service them.

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Joshua Hollander
So. So I’d like to explore that a bit more, but I have one question about something you said.

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Joshua Hollander
Umm, around the accelerated underwriting. So is it about faster? Is it about more accurate? Is it about both? What aspects of accelerated under writing do you think you can impact?

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Jon Sabes (Guest)
Yeah, look.

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Jon Sabes (Guest)
The industry’s you know, when we think about insurtech with I think and think of at the company, a couple of key things, right, the industries you know made some great progress.

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Jon Sabes (Guest)
In, in certain areas, one of them is accelerated underwriting fluidless underwriting and the adoption thereof.

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Joshua Hollander
Right, right.

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Jon Sabes (Guest)
And in that regard, you know, one of my main concerns has been, am I building the greatest buggy whip ever created. I mean, as the industry is moving to fluidless, I’m here sitting, you know, we’re talking about fluids, for crying out loud. And so. So that’s been, you know, if I had paranoia that’s been one of the areas of paranoia as an entrepreneur that I’ve had.

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Joshua Hollander
Yeah.

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Jon Sabes (Guest)
So what we’ve seen is, and particularly around COVID, right, COVID brought all technological advancements forward by about 5 to 10 years across the board, no matter what we’re doing and in the case of accelerated underwriting with the last couple years when parameds weren’t welcome in anyone’s house, you know the industry really pushed forward in adopting accelerated underwriting protocols and that’s using third party datasets to make mortality prediction. The question has been is that?

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Jon Sabes (Guest)
You know, is that what’s the correlation or causation? Can you get to causation or is that just merely correlation? And so is there divergences at some point, you know, what do we know about, you know, these third party datasets, motor vehicle records, credit scores, prescription database, etc. So on and so forth, which are the key ones for the carrier, has been very spotty and you know that’s been a big promise that looks like it’s gonna be undelivered for the foreseeable future.

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Jon Sabes (Guest)
So look, the industry really I think grabbed onto a chassis to make things easier and faster.

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Jon Sabes (Guest)
And that seems to have been the idea here all along. Make it faster, cheaper, easier to buy.

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Jon Sabes (Guest)
And they forgot about agent distribution and value proposition additional for the products themselves and that’s where I think we, I think about a lot with the product.

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Jon Sabes (Guest)
What we think is that, yeah, that’s good. That’s a good starting place, accelerated underwriting, but as you know, the industry predicts growing usage of accelerated underwriting, but that’s a chassis that was built for a $250,000 policy. For the 30 year olds. And as you move into larger policies with more complex mortality profiles.

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Jon Sabes (Guest)
Boy, you know, there you’re starting to take on unknown risk. Frankly, there is just not enough risk to, sorry, datasets to really understand that. And here’s where we think we can do a great job for the industry where we think you can take that accelerated underwriting output and add back in the Phi to the individual. And we can look at measures of health and wellness that we know are causal to mortality. And so that’s where we’re getting to. And so yeah, it’s not immediate issue.

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Jon Sabes (Guest)
But you can answer those accelerated underwriting questionnaires. You can spit in a tube and within a matter of days, not weeks and weeks and weeks, you’re done. There’s no case management to be done. And so that’s where we think is we call that accurate accelerated underwriting and I don’t think it needs to be much faster than that. You know this. You know the issue is when it was a drag on to 6 to 8 weeks more questions, more complexity and that’s where things breakdown. So if someone can answer some questions, get an accurate quote.

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Jon Sabes (Guest)
Spit in a tube look to be confirmed. There are nonsmokers. They’re cardiovascular fit, metabolically great shape. In fact, they’re biologically aging slower than everyone else in their cohort. My God, that’s a preferred plus risk. Sign them up $5 million UL product. You’ve got it and the and the industry can feel real good about that. That underwriting risk classification. So that’s kind of how we see the commercial end game for our technology.

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Joshua Hollander
So I guess that’s a good sort of loop back to what you were talking about before and segway forward here, but it you know you talking about the whole spectrum of life insurance products here or is there a particular product road map that you envision as to kind of how you can get get buy in with this and build momentum?

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Joshua Hollander
OK.

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Jon Sabes (Guest)
Yeah. Well, we’re gonna come to market with our MVP later this year, which is a term based product and those are, yep. So we’re coming to mark with term that will use accelerated underwriting but offer the consumer who buys that product a FOXO longevity report and that’s gonna give them insights into their rate of biological aging. It’ll give them insights into other aspects of cardiovascular, metabolic, inflammatory.

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Joshua Hollander
Yeah.

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Jon Sabes (Guest)
And indulgence exposure, we that’s a nice way of saying, yeah, maybe you should cut back a little bit so.

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Jon Sabes (Guest)
So. So that’s that will be our MVP, but we quickly look to work with our partners and round out that product suite again and we look to work with again agent distribution channels for the products that they like to sell and provide their clients and fit their needs. There’s a lot of opportunity with different products and those products on average.

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Jon Sabes (Guest)
You know, require more medical underwriting than traditional online small term. So it’s the small term is easy to kind of get the lift going while we do some finishing R&D and kind of get this whole machine up and running that we could have at least an MVP for our underwriting protocol that we’ve been working on.

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Joshua Hollander
And I mean, I guess people are somewhat used to doing the paramedical already, so.

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Joshua Hollander
Is.

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Joshua Hollander
In terms of, you know, privacy issues and all these other things that people think about now, I mean do people view this as crossing another threshold using this kind of science versus the way a paramedical is used today?

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Jon Sabes (Guest)
I’m chuckling because I think it’s so funny that you know people would.

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Joshua Hollander
Right, right.

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Jon Sabes (Guest)
Uh, get concerned about spitting into a tube versus having someone draw a few vials of blood, you know? But look, I mean, there’s no question that we’re looking at a different part of the biology. What we like to say is we are looking at using an electron microscope to look at and identify the same things that the others are using. Call it a microscope from 7th grade. So it’s the same. We’re looking for the same things. We’re just looking smaller and we’re able to do that because the tools that enable us to do.

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Jon Sabes (Guest)
To do this have now you know come into their own, and so they’re available. And so we should use them and we’re gonna commercialize them. So I think the concern that we’re somehow looking at something that the industry isn’t already looking at as a little bit.

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Jon Sabes (Guest)
Astray, but it’s a reasonable thing to be concerned about. Our approach is radical transparency. We’re gonna be absolutely transparent on what fluids were collecting and what we are looking at and whose data is it. And we think that’s the key piece of this, which is transparency and data ownership. And that ownership, that data resides in is owned by the applicant, the insured and but we think there’s a great trade off with that which is by providing that data.

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Joshua Hollander
Alright.

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Jon Sabes (Guest)
We think we can add more value to you to keep you alive longer, so it’s not just a one-sided trade in terms of you give us more data and that’s it. It’s like, no, no, no, we’re giving you with that data material informative insights that impact your own healthy longevity and your legacy starts while you’re alive. You know that’s you really don’t want that benefit out of the life insurance policy, your kids and your wife may, but you really don’t. And so what we’re suggesting is there’s a whole new reason to buy the product.

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Jon Sabes (Guest)
And so there’s a fair trade with respect to opening your mind to saying, “hey, I’m going to allow more advanced technologies to do the same job that those old ones are doing, and I’m going to get something back from it.”

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Joshua Hollander
Yeah.

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Jon Sabes (Guest)
Umm and look, it won’t be for everyone. And that’s OK too. There’ll be plenty of companies that will still send over a paramed and will look for a cotinine metabolite in your pee to see if you’re a tobacco user or not. So that’ll that’s not going away. But you know, if you’re a never smoker, well, you know, you’re probably gonna wanna buy from us because what probably would be able to really clearly identify that there’s no way in the current realm.

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Joshua Hollander
Yeah.

0:23:36.780 --> 0:24:7.170
Jon Sabes (Guest)
Of underwriting that a underwriter from the clinical assays could say this person is a never smoker. The probability of them ever even picking up a tobacco piece. You know a cigarette or whatever is so low. That’s a whole new risk class and there’s a lot of people who frankly I mean I get it. There’s pools of risk but there’s a lot of people who live really healthy lives and like I really don’t wanna overpay. I wanna pay. I’ll pay my relative portion with my relative cohort and that’s a fair.

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Jon Sabes (Guest)
That’s a fair option for consumers in the United States of America.

0:24:14.660 --> 0:24:16.290
Joshua Hollander
So that’s interesting. So.

0:24:18.260 --> 0:24:25.220
Joshua Hollander
So you, you know this concept of life insurance that helps you live longer, I think that’s pretty easy for.

0:24:26.560 --> 0:24:34.830
Joshua Hollander
You know, perspective policy holder perspective insured to wrap their head around.

0:24:35.490 --> 0:24:41.500
Joshua Hollander
Umm. And you know the sort of two sided trade that you described?

0:24:42.970 --> 0:24:43.560
Joshua Hollander
But.

0:24:44.430 --> 0:25:0.580
Joshua Hollander
If this report is done at the time of underwriting, then what are you doing to sort of help them, not just stay healthy at that point in time, but you know, continue to engage them and hopefully keep them, you know, on the path to staying that same class?

0:25:2.250 --> 0:25:4.320
Jon Sabes (Guest)
Yeah, that’s a great question.

0:25:5.780 --> 0:25:37.170
Jon Sabes (Guest)
Uh, we can come back to the data once we’ve got this baseline data set, you know, around, let’s call it your molecular health fingerprint, you know, with epigenetics in even genetics for that matter, not for underwriting, but just to keep you alive. There is so much exciting work being done in precision diagnostic and therapeutic medicine that relies on and is really built off of that data set. And so really it’s a really exciting opportunity for you.

0:26:4.880 --> 0:26:5.160
Joshua Hollander
Yeah.

0:25:37.450 --> 0:26:8.120
Jon Sabes (Guest)
To establish a baseline and even if I couldn’t tell you today, you know, Josh, that you know there’s something exactly, you know out there that is really gonna keep you alive. What I can tell you is that the leading scientists in longevity and precision diagnostic and therapeutic medicine, they don’t even know what’s available five years from now. OK. And anyone who does tell you is wrong. OK. They’re lying. What we do know is, is that science.

0:26:21.70 --> 0:26:21.390
Joshua Hollander
Yeah.

0:26:8.610 --> 0:26:40.720
Jon Sabes (Guest)
Is expanding so rapidly and so exponentially right now that that is why these experts who know more about it than anyone can’t even tell you what the full capabilities are going to be. So what I would tell you is that, yeah, we’re gonna allow, you know, insights that can and will give you custom kind of recommendations to, for, for things you can do to extend your longevity. What I can also tell you is that in a few years when we retest or when new.

0:26:56.860 --> 0:26:57.130
Joshua Hollander
Right.

0:26:40.820 --> 0:27:13.310
Jon Sabes (Guest)
When new content, if you will, becomes available, you’re gonna be first in line. You’re gonna be at the front of the bus to get access to those sorts of insights that can and will make not only a material difference for you, which is obviously we all know our self interest in us, but I like to think about my kids too. You know, my kids have my share 50% of my DNA. And if we find things that are in me, I like to say I can only be as happy as my least happy child. And so I’m. I’m really thinking about my legacy with my kids.

0:27:13.600 --> 0:27:39.130
Jon Sabes (Guest)
And if there are things that I can do for them early on in their life to spare them the pain and agony of, you know, surgeries and radiation and chemotherapy will by God, you know, I’m in. So. So that’s how I would answer that rather than try to kind of get, you know, say I would ask you and listeners out there keep a little broader perspective on what’s really going on.

0:27:53.80 --> 0:27:53.480
Joshua Hollander
Yeah.

0:27:40.470 --> 0:27:55.30
Jon Sabes (Guest)
Yes, demand value today but also expect value in the future and that future you know is changing but I think that what I like to say is history is on our side right now in terms of the things that are happening, yeah.

0:27:57.180 --> 0:27:57.600
Joshua Hollander
Umm.

0:28:8.130 --> 0:28:8.700
Jon Sabes (Guest)
Yeah.

0:27:58.820 --> 0:28:18.450
Joshua Hollander
Yeah, because I, I mean, I guess I was thinking about sort of health insurance and employee wellness and you know handing these things out to people. And if you do certain things, then you know that accrues certain benefits to you or other things like that. And you know, could you tie that in with health insurance somehow and not healthy, excuse me and life insurance somehow? So, you know, just.

0:28:17.670 --> 0:28:47.360
Jon Sabes (Guest)
Yeah, I think so. Sorry. Yeah, I think you know, I mean we’ve seen that with Vitality doing some things, you know, get X number of steps. Look, I think there’s some great, I have some great examples by which you know, I can share my personal story. I have a genetic mutation that increases my risk of colon cancer from about 6%, all the males in the room, about 6% to, you know, 20 to 30, even more percent. What does that mean? I gotta get a colonoscopy every 18 months. Do I wanna do it? No.

0:28:54.270 --> 0:28:54.560
Joshua Hollander
Sorry.

0:29:5.650 --> 0:29:5.910
Joshua Hollander
Yeah.

0:28:47.740 --> 0:29:20.750
Jon Sabes (Guest)
If my life insurance company said, “hey, Jon, if you keep getting that colonoscopy, your premiums are gonna stay X if you don’t.” Yeah, you’re gonna pay double and you know, even on a 10 year term product for a 40 year old or a 50 year old that’s a meaningful decrease in risk of mortality risk because colon cancer is 100% preventable you know and curable provided you catch it early and that’s just one simple example of how I believe life insurance designed to keep you alive can really make meaningful impacts on people’s lives.

0:29:22.30 --> 0:29:29.420
Joshua Hollander
OK, so if that value prop makes a lot of sense to, you know, perspective policy buyers.

0:29:30.150 --> 0:29:38.560
Joshua Hollander
Then I guess that’s the sort of transition to how do the regulators feel about these concepts? And then also the carriers in terms of?

0:29:39.560 --> 0:29:53.860
Joshua Hollander
You know who wants to go first to be associated with this and the new frontiers that it opens up in terms of potential exposure or unanticipated consequences of going down this road.

0:29:55.50 --> 0:30:24.980
Jon Sabes (Guest)
Yeah. Certainly I don’t have all the answers, but what I can tell you relative to first of all is transparency. You know, you know absolutely transparent about what it is you’re doing and why when we think about saliva based epigenetic biomarkers for underwriting, what I’ll say there is it’s the same impairments that the industry is looking for today. Again we’re using that electron microscope versus the traditional microscope so.

0:30:25.70 --> 0:30:55.640
Jon Sabes (Guest)
So I really think that yes, it’s got the “enetics” word that gets people to, you know, have a strong reaction to. But the reality is, epigenetics, at least in the areas that we look at as a highly, it’s like your blood pressure, epigenetics are changing all the time and they can change moment to moment, hour to hour, year to year, decade, decade depending on what it is you’re trying to measure. And so we’re looking for mutable changes.

0:30:55.720 --> 0:31:7.30
Jon Sabes (Guest)
Now and so it’s the same thing, not immutable, not the immutable characteristics, and that’s the key distinction. It’s that’s against the American ethos, it’s against public policy.

0:31:18.30 --> 0:31:18.500
Joshua Hollander
Yeah.

0:31:8.50 --> 0:31:26.140
Jon Sabes (Guest)
And the industry and regulators already understand that they have specific state regulations that, for example, sickle cell anemia, they ban that as a proxy because that’s also a proxy for race. So I think, in the, look there’s some, there is some learning to be had.

0:31:27.560 --> 0:31:36.910
Jon Sabes (Guest)
But at the end of the day, I think we’re good. I think we can’t say there’s only one way to measure tobacco use. It’s called cotinine. That doesn’t make any sense. And at the same time.

0:31:38.910 --> 0:31:43.530
Jon Sabes (Guest)
We’re not looking at immutable characteristics and query.

0:31:44.810 --> 0:32:13.740
Jon Sabes (Guest)
Does looking at credit scores feel good to anyone in the room? I personally don’t think so as a proxy for a longevity, and while they’re very very highly correlative, I think it’s a proxy for discrimination on race and socioeconomic status. And so that’s a great example where other third party datasets from my perspective are much more offensive than simply looking with an electron microscope for current states of health and wellness, to be fair.

0:32:14.160 --> 0:32:18.120
Jon Sabes (Guest)
Discrimination, if you will, to properly risk classify cohorts.

0:32:19.500 --> 0:32:23.930
Jon Sabes (Guest)
In terms of who’s gonna go first and the rest of the industry well.

0:32:48.10 --> 0:32:48.220
Joshua Hollander
Right.

0:32:25.80 --> 0:32:59.950
Jon Sabes (Guest)
I’ll, let’s just say since we announced we are gonna go public as a public company. We’ve I think a lot of folks have decided to come off the sidelines and say, “OK, we better work with these guys because we think this is going to happen.” And I think for the open minded folks and it’s hard to stay open minded in this old, stodgy huge machine of an industry for the open minded folks, for the folks who see the writing on the wall relative to the future of health and wellness and longevity, I think that it’s kind of obvious what’s going on and so we’re working with some folks who are willing.

0:33:0.20 --> 0:33:12.700
Jon Sabes (Guest)
Going to take, you know, to, to work with us and support this vision of again making longevity science fundamental to the products they sell. I think everyone can kind of see that’s probably the right thing to do at this point.

0:33:14.520 --> 0:33:14.950
Joshua Hollander
Yeah.

0:33:15.880 --> 0:33:16.370
Joshua Hollander
So.

0:33:17.280 --> 0:33:19.340
Joshua Hollander
I’m kind of curious.

0:33:21.250 --> 0:33:52.20
Joshua Hollander
You know what? I know you’re not public yet, but sort of looking ahead to that and being CEO of a public company that’s at this stage in the issues that go along with being public, you know, I mean, some ways, it’s sort of reminds me of like a biotech company that, you know, goes public knowing something’s down the road. But there’s a tremendous amount of investment that’s required to get there. And the public are, you know, the best, most, most efficient way for them to.

0:33:52.560 --> 0:33:54.940
Joshua Hollander
To do that, so you know.

0:33:56.430 --> 0:33:57.640
Joshua Hollander
What do you think about that?

0:33:57.760 --> 0:34:6.900
Joshua Hollander
The, I don’t know if I’m phrasing the question the best way but, but I think it’s interesting just the concept of an insurtech being public at this sort of stage.

0:34:7.880 --> 0:34:23.870
Jon Sabes (Guest)
Yeah, we’re it’s early stage, no doubt. And I think your analogy is good. I, I’ve looked at that too. And as I’ve talked to bankers, I say, well, crepes, you take this biotech public for hundreds and hundreds and hundreds of billions of dollars you give, you know, and they got to go through.

0:34:24.770 --> 0:34:42.930
Jon Sabes (Guest)
FDA trials to bring some drugs to market for a, call it their business use case, and I say I just need to have an actuarial I need to be actuarially justified to use mine. So I think you’re really, it’s on point and I think you’re also your observation is also correct that look.

0:34:43.940 --> 0:35:0.970
Jon Sabes (Guest)
Public markets expand my ability to raise capital. It’s at the end of the day more efficient for me to raise capital there than anywhere else and it allows investors to get exposure to this opportunity. So you know, it’s like everything. It’s tradeoffs.

0:35:1.990 --> 0:35:31.760
Jon Sabes (Guest)
And at the end of the day, I feel the tradeoffs for us right now are worth that and we’ve got some wonderful people who have invested in this company and are comfortable as well taking us public. And so it was like, let’s do this, I mean, you know again I think the idea that we are not gonna succeed at some level with this idea of making longevity science fundamental to life insurance or longevity insurance products is kind of absurd. We’re gonna succeed.

0:35:46.700 --> 0:35:46.910
Joshua Hollander
Yeah.

0:35:46.970 --> 0:36:8.320
Jon Sabes (Guest)
One would be a science risk and at least from my perspective, we’ve de-risked this from science. And epigenetic biomarkers are clearly there. So can we get them at the sensitivity and specificity that the industry needs and how do you work that into an underwriting? All right, well, that takes significant investment and we gotta get into business and we gotta start doing it. But I’m feeling good about it, so.

0:36:8.650 --> 0:36:20.800
Joshua Hollander
Yeah. So and I and I’m curious from a from a board point of view and sort of having to manage a board and and you know investor relations and those sorts of things.

0:36:21.540 --> 0:36:21.850
Joshua Hollander
We.

0:36:23.110 --> 0:36:26.720
Joshua Hollander
You know what’s your feeling about that and sort of how.

0:36:27.380 --> 0:36:39.250
Joshua Hollander
How that may impact your time or how you you know, frankly just drive the company and you know either stick to the strategy or maybe get potentially pushed in other directions.

0:36:40.230 --> 0:37:11.520
Jon Sabes (Guest)
Yeah, I mean I’m, I’m it’s a great, great point. I guess you know I like you know the observation has been made about me. I fit a lot in my life. So you know I’m, I’m comfortable fitting more but you need to be comfortable with fitting more into your life because those things you point out whether those are board you know responsibilities to your board the investor relations that’s a whole other business inside the business and it’s no small joke and I take it seriously but I like it.

0:37:26.720 --> 0:37:27.340
Joshua Hollander
Right, right.

0:37:11.600 --> 0:37:32.490
Jon Sabes (Guest)
No, I like those things. I like the platform, the opportunity to talk about what it is we’re doing. It’s exciting to talk about healthy longevity. Longevity is, is a hot topic as boomers are getting into that because like, I just want more time on this planet Earth and I and I wanna be there to help them as well. So I wanna be a part of that mission so.

0:37:39.440 --> 0:37:39.770
Joshua Hollander
Yeah.

0:37:33.540 --> 0:37:41.950
Jon Sabes (Guest)
You know, it’s not for the meek, you just gotta suck it up and say, alright, let’s do it. So I’m, you know, bring it on. Let’s go. Big day.

0:37:42.650 --> 0:37:42.940
Jon Sabes (Guest)
Yeah.

0:37:41.720 --> 0:37:50.90
Joshua Hollander
Cool, cool. Well, great. Well, you shared an awful lot here today, and I think it is, you know, very interesting and something.

0:37:50.920 --> 0:38:3.760
Joshua Hollander
Something you know that is pushing a new frontier in, in this area. So anything that we didn’t cover today that you might wanna get out there as part of this discussion.

0:38:5.680 --> 0:38:26.550
Jon Sabes (Guest)
Umm I I think we did a great job. I appreciate you know your your podcast the you know your efforts to bring you know new ideas and exposure to kind of the cool stuff going on. I think what we’re doing is goes to the heart of the matter in many respects with respect to the life insurance industry and it’s hard work and I appreciate everyone out there who’s.

0:38:27.810 --> 0:38:32.20
Jon Sabes (Guest)
Supporting us, we need the support. So yeah, thank you.

0:38:34.830 --> 0:38:40.440
Joshua Hollander
Alright. Well, Jon Sabes, CEO of FOXO, thanks so much for joining.

0:38:41.210 --> 0:38:42.860
Jon Sabes (Guest)
Thanks, Josh. Appreciate it.